Mail Stop 4561

								August 12, 2005


Heritage Bankshares, Inc.
200 East Plume Street
Norfolk, Virginia 23510
Attn:  John O. Guthrie

Re:	Heritage Bankshares, Inc.
	Item 4.02 Form 8-K
      Filed March 29, 2005
	File No. 000-11255

Dear Mr. Guthrie:

      We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K
1. We note that you have not yet filed amendments to your Form 10-QSB for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. We also note that you have not yet filed your Form 10-KSB for the period ended December 31, 2004 or your Form 10-QSB for the periods ended March 31, 2005 and June 30, 2005. Please tell us how, and when, you will file these reports.


       As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your and response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Benjamin Phippen, Staff Accountant at (202)
551-
3697 or me at (202) 551-3423 if you have any questions.

							Sincerely,


							Amit Pande
							Assistant Chief Accountant